FERRELLGAS PARTNERS, L.P.

7500 COLLEGE BLVD. SUITE 1000

OVERLAND PARK, KS 66210

February 17, 2016

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549-3561

Re:                             Ferrellgas Partners, L.P.

Form 10-K for the Fiscal Year Ended July 31, 2015

Filed September 29, 2015

Form 10-Q for the Quarterly Period Ended October 31, 2015

Filed December 9, 2015

File No. 1-11331

Dear Mr. Thompson:

Set forth below are the responses of Ferrellgas Partners, L.P. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2016 with respect to (1) the Company’s Annual Report on Form 10-K for the Fiscal Year ended July 31, 2015, filed with the Commission on September 29, 2015, File No. 1-11331, and (2) the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended October 31, 2015, filed with the Commission on December 9, 2015 (the “Form 10-Q”), File No. 1-11331.

For your convenience, the responses are prefaced by the Staff’s comment in bold text. With regards to Comment 2 below, all references to page numbers and captions correspond to the Form 10-Q unless otherwise indicated, and all capitalized terms are as defined in the Form 10-Q unless otherwise defined herein.

Form 10-K for the Fiscal Year Ended July 31, 2015

Notes To Consolidated Financial Statements

Note P. Segment Reporting, page F-33

1.              We note you disclose Adjusted EBITDA for each segment and your chief operating decision maker evaluates your segments based on this measure. Your disclosure includes a reconciliation of Ferrellgas’ total segment performance to consolidated net earnings, including some of the specific amounts required by ASC 280-10-50-22 but not separately for each segment. Please explain how your disclosure complies with this guidance requiring separate information for specific amounts for each segment or revise as necessary in future filings.

Mr. William H. Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

Office of Consumer Products

Division of Corporation Finance

February 17, 2016

Response:

We acknowledge the Staff’s comment and have reexamined our disclosure for compliance with ASC 280-10-50-22 and respectfully submit that we are in compliance with this rule which states in part:

50-22 A public entity shall report a measure of profit or loss and total assets for each reportable segment. A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker (emphasis added) even if not included in that measure of segment profit or loss (see Example 3, Case B [paragraph 280-10-55-48]):

The reports our chief operating decision maker uses when measuring the performance of our segments include Adjusted EBITDA by segment; however, the reports do not identify by segment any of the items included in ASC 280-10-50-22(a) through (j).  All reports prepared and provided to the chief operating decision maker include Adjusted EBITDA by segment with reconciliation to consolidated net earnings, which is consistent with the current presentation in our segment footnotes.

Form 10-Q for the Quarterly Period Ended October 31, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

2.              We note the continued and prolonged decline in the price of crude oil constituted a triggering event for your Midstream operations- water solution business that ultimately resulted in the related goodwill being fully impaired. We also note volumes, revenues, and prices related to your propane business, and the entire industry, have been declining. Please tell us and in future filings expand your disclosure within Management’s Discussion and Analysis to provide more specific insight regarding the operational impact, uncertainties and possible impairments a continued decline in commodity prices and volumes may have on your operations. Please refer to Item 303(b) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment requesting additional information and disclosure regarding the operational impact, uncertainties and possible impairments a continued decline in commodity prices and volumes may have on our operations.

As the Staff is aware, the recent declines in commodity prices and volumes have affected most companies in the oil and gas business. Certainly those declines have affected our Midstream operations—water solutions segment, and those declines may affect our Midstream operations—crude oil logistics segment. Below we will discuss those impacts, and our proposed related disclosure. However, as detailed below, we believe that those declines have not negatively affected our Propane and related equipment sales segment.

Mr. William H. Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

Office of Consumer Products

Division of Corporation Finance

February 17, 2016

Impact on Propane and related equipment sales segment.

The decline in commodity prices and volumes has not negatively affected our Propane and related equipment sales segment, and we believe that will remain the case in the future. For example, our Propane and related equipment sales segment experienced a volume decline in our first quarter, which we believe was due to the weather, and not due to changes in propane or other commodity prices. In “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) we stated:

Weather conditions have a significant impact on demand for propane for heating purposes primarily during the months of November through March (the “winter heating season”). Accordingly, the volume of propane used by our customers for this purpose is directly affected by the severity of the winter weather in the regions we serve and can vary substantially from year to year. In any given region, sustained warmer-than-normal temperatures will tend to result in reduced propane usage, while sustained colder-than-normal temperatures will tend to result in greater usage. (page 58)

Weather in the more highly concentrated geographic areas we serve for the three months ended October 31, 2015 was approximately 13% warmer than that of the prior year period. We believe retail and wholesale customer sales volumes decreased due to the relatively warmer weather. (page 63)

In addition, while lower commodity prices tend to decrease our gross revenues in this segment, they also tend to increase our margin in this segment. That is because our propane sales price is generally a fixed number of cents per gallon over our cost to purchase and deliver the propane; accordingly, in MD&A we state:

Our wholesale sales price per gallon correlates to the wholesale market price of propane. The wholesale market price at major supply points in Mt. Belvieu, Texas and Conway, Kansas during the three months ended October 31, 2015 averaged 57% and 62% less than the prior year period, respectively. The wholesale market price at Mt. Belvieu, Texas averaged $0.43 and $1.00 per gallon during the three months ended October 31, 2015 and 2014, respectively, while the wholesale market price at Conway, Kansas averaged $0.39 and $1.02 per gallon during the three months ended October 31, 2015 and 2014, respectively. (page 63)

We believe the effect of this significant decrease in the average wholesale market price of propane resulted in an increase in our gross margin per gallon. During this period of significantly lower prices, we earned a relatively greater gross margin per gallon on such sales as our ability to maintain sales price per gallon did not decline at the same rate as the corresponding decline in wholesale propane prices. (page 63)

Mr. William H. Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

Office of Consumer Products

Division of Corporation Finance

February 17, 2016

As a result of the foregoing, we believe that our existing disclosure relating to our Propane and related equipment sales segment is appropriate with the following additional clarifying language that we will provide in future filings:

“We believe the effect of this significant decrease in the average wholesale market price of propane resulted in an increase in our gross margin per gallon. During this period of significantly lower prices, we earned a relatively greater gross margin per gallon on such sales as our ability to maintain sales price per gallon did not decline at the same rate as the corresponding decline in wholesale propane prices. We anticipate these lower average wholesale market prices will continue to provide opportunities for increased gross margin per gallon in the future.”

Impact on Midstream operations—water solutions segment.

The Staff is correct that the declines in the price and volumes of crude oil resulted in the impairment of all of the goodwill associated with our Midstream operations — water solutions segment. If the price of crude oil (and the resulting volumes produced) remains depressed, this segment will likely continue to be negatively impacted. In future filings we will include the following disclosure (or substantially similar disclosure) in MD&A:

“Our Midstream operations — water solutions segment is focused on providing water disposal services to the oil and natural gas industry.  This segment’s profitability is most directly tied to the market price of crude oil as well as the volume of new oil exploration and production spending in this segment’s areas of operation. Lower crude oil prices directly impacts revenues from our “skimming oil” process and also tends to reduce our customers’ new oil exploration and production spending levels.  Reduced oil exploration and production spending levels by our customers can reduce the quantity of water processed at our disposal wells and can decrease the quantity of crude oil available for our “skimming oil” processes. Since mid-2014, crude oil prices have declined significantly and we do not expect these prices to rebound to their previous levels in the near future. Expectations about future prices and price volatility are important for determining the profitability of our “skimming oil” process as well as future oil exploration and production spending levels of our customers.  As a result, many of our customers have reduced or delayed their oil and gas exploration and production spending, which in turn has reduced the demand for our services and additionally exerting downward pressure on the quantity of oil available for our “skimming oil” process. If the price of crude oil continues to decline or remain at current levels for an extended period of time we may continue to recognize operational losses which could in turn result in intangible and long-lived asset impairments.”

Impact on Midstream operations—crude oil logistics segment.

While the decline in the price of crude oil has not yet materially affected our Midstream operations — crude oil logistics segment, it may have an impact in the future on this segment. If the price of crude oil

Mr. William H. Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

Office of Consumer Products

Division of Corporation Finance

February 17, 2016

remains depressed, this segment may experience declines in volumes or increases in counterparty credit risk. In future filings we will include the following disclosure (or substantially similar disclosure) in MD&A:

“Our Midstream operations — crude oil logistics segment is focused on providing transportation services to the oil and natural gas industry. During the fiscal year ended July 31, 2015, approximately 50% of this segment’s gross margin was generated from this segment’s largest customer under an agreement with a minimum volume commitment of 65 MBbls/d, subject to a minimum threshold of 35 MBbls/d. If crude oil prices decline to the level where it is no longer economically feasible for this customer to accept the minimum threshold amount of crude oil, this segment will lose a significant amount of its revenue and gross margin. Likewise, if crude oil prices decline to a level where production significantly declines in this segment’s truck transportation operating areas, demand for truck transportation services could decline and the prices we can charge for those operations could also decline. Any of these events could materially and adversely affect the results of operations and cash flows generated by this segment which in turn could result in intangible and long-lived asset impairments.

In addition, many energy companies have experienced significant declines in credit ratings and in cash flows as a result of the recent commodity price declines. If this segment’s largest customer or Jamex Marketing (which supplies the crude oil to such customer and is a related party) are negatively impacted by the commodity price and volume declines, those impacts may affect the collectability of the obligations under the minimum volume commitment contract, or the contract itself. Either such event would materially and adversely affect the results of operations and cash flows generated by this segment which in turn could result in intangible and long-lived asset impairments.”

Closing comment

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses please contact John Goodgame of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (713) 220-8144.

Mr. William H. Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

Office of Consumer Products

Division of Corporation Finance

February 17, 2016

Sincerely,

/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President, Chief
Financial Officer and Treasurer of
Ferrellgas, Inc.

cc:	Scott Stringer, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
John Goodgame, Akin Gump Strauss Hauer & Feld LLP